April 4, 2025

Zhizhuang Miao
Chief Executive Officer
Global Lights Acquisition Corp
Room 902, Unit 1, 8th Floor, Building 5
No. 201, Tangli Road
Chaoyang District, Beijing 100123
The People   s Republic of China

       Re: Global Lights Acquisition Corp
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 001-41865
Dear Zhizhuang Miao:

        We issued comments on the above captioned filing on December 19, 2024.
On
February 28, 2025, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

        As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Xunming Cui